EXHIBIT 12.01

EASTMAN CHEMICAL COMPANY AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges (1)

(Dollars in millions)	2012	2011	2010	2009	2008

Earnings from continuing operations before income taxes	$642	$880	$618	$185	$131
Add:
Interest expense	148	83	105	85	95
Appropriate portion of rental expense (2)	26	17	14	12	14
Amortization of capitalized interest	7	7	7	8	7
Earnings as adjusted	$823	$987	$744	$290	$247

Fixed charges:
Interest expense	$148	$83	$105	$85	$95
Appropriate portion of rental expense (2)	26	17	14	12	14
Capitalized interest	4	9	3	14	9
Total fixed charges	$178	$109	$122	$111	$118

Ratio of earnings to fixed charges	4.6x	9.1x	6.1x	2.6x	2.1x

(1)
The Company completed the sale of the polyethylene terephthalate ("PET") business, related assets at the Columbia, South Carolina, site, and technology of its Performance Polymers segment on January 31, 2011. The PET business, assets, and technology sold were substantially all of the Performance Polymers segment. Performance Polymers segment operating results are presented as discontinued operations for all periods presented. For additional information, see Note 3, "Discontinued Operations" to the Company's consolidated financial statements in Part II, Item 8 of this 2012 Annual Report on Form 10-K.

(2)	For all periods presented, the interest component of rental expense is estimated to equal one-third of such expense.

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